

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 4, 2011

Mr. Melvin Gagerman
Chief Executive Officer
Aura Systems, Inc.
1310 E. Grand Ave.
El Segundo, CA 90245

     Re: Aura Systems, Inc.
              Form 10-K for the fiscal year ended February 28, 2010
              Filed June 15, 2010
              File No. 000-17249

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief